Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.,

Commission File No.: 001-38983

Livongo 23,588 followers 4h ® Livongo and Teladoc Health have merged to create a new standard in the delivery, access and experience of healthcare for consumers around the world. Press release: https://bit.ly/2DnarLF.... The right care when you need it most. We rehere to help. Teladoc Health and Livongo Merge teladochealthlivongo.transactionannouncement.com 0 f\ 0 95 · 4 Comments

f. Pinned Tweet Livongo @Livongo · 4h v @Livongo and @TeladocHealth have merged to create a new standard in the delivery, access and experience of healthcare for consumers around the world. Press release: bit.ly/2DnarLF We’re here to help. Teladoc Health and Livongo Merge 8 transactionannouncement.com

Zane Burke Chief Executive Officer at Livongo 4h· I am excited to share that Livongo is merging with Teladoc Health to create a new standard in global healthcare delivery, access and experience. Together, we will combine our clinical expertise with deeper, more comprehensive consumer health insights to deliver the highest quality care and outcomes. https://bit.ly/2 DnarLF The right care when... you ______ need it most _ We”rehere to help.

Zane Burke @zanemburke · 4h v @Livongo is merging with @TeladocHealth to create a new standard in global healthcare delivery. Together, we will combine our clinical expertise with deeper, more comprehensive consumer health insights to deliver the highest quality care and outcomes. bit.ly/2DnarLF We’re here to help. 0 2 t_l, 2 v 19

Jennifer Schneider, M.D., M.S. President at Livongo Health 3h Edited ® We are excited to share that Livongo is merging with Teladoc Health to offer high quality, personalized, technology-enabled longitudinal care that improves outcomes and lowers costs across the full spectrum of health. https://bit.ly/2 DnarLF The right care when ,. “’”·· you need ——— it most ·.- We’re here to help.

Jennifer Schneider @Dr_JSchneider · 3h v We are excited to share that @Livongo is merging with @TeladocHealth to offer high quality, personalized, technology-enabled longitudinal care that improves outcomes and lowers costs across the full spectrum of health. bit.ly/2DnarLF We’re here to help.

Lee Shapiro 1st Entrepreneur Accomplished Executive Investing in Future Industry Leader... 4h· ® Livongo is merging with Teladoc Health to create a global leader in consumer centered, consumer directed healthcare. Congrats to Glen Tullman, Zane Burke and Jennifer Schneider, M.D., M.S. and the entire team! Home teladochealthlivongo.transactionannouncement.com